

Mail Stop 3561

October 27, 2017

David Loechner
Chief Executive Officer
Emerald Expositions Events, Inc.
31910 Del Obispo Street, Suite 200
San Juan Capistrano, CA 92675

> **Re: Emerald Expositions Events, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 23, 2017**
> **CIK No. 0001579214**

Dear Mr. Loechner:

This is to advise you that we have not reviewed and will not review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Daniel J. Bursky, Esq.
       Mark Hayek, Esq.
       Fried, Frank, Harris, Shriver & Jacobson LLP